The Real Brokerage Inc. Announces Restricted Share Unit Grant

TORONTO and NEW YORK, Sept. 14, 2021 /PRNewswire/ -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced that on September 7, 2021 the Company granted an aggregate of 2,322 restricted share units (""RSUs") under Real's restricted share unit plan to certain officers of the Real. 2,000 RSUs will vest over a three-year period and 323 RSUs will vest over a one-year period.

About Real
Real ( www.joinreal.com ) is a technology-powered real estate brokerage operating in 32 U.S. states, the District of Columbia and Canada. Real is building the future, together with agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information
For additional information, please contact:

Investor Relations:
James Carbonara
Hayden IR
(646)-755-7412
james@haydenir.com

Media Relations:
Caroline Glennon
caroline@thunder11.com
1+201-564-4221

Forward-Looking Information
This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, the vesting of RSUs and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.

SOURCE The Real Brokerage Inc.